UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 1, 2024

Everest Consolidator Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-41100	86-2485792
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4041 MacArthur Blvd Newport Beach, California		92660
(Address of Principal Executive Offices)		(Zip Code)

(949) 610-0835

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one Warrant	MNTN.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	MNTN	New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	MNTN WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

IMPORTANT NOTICES

Additional Information and Where to Find It

This communication relates to the proposed Business Combination (as defined in the Current Report on Form 8-K filed with the SEC on May 22, 2023) between Everest Consolidator Acquisition Corporation (the “Company”) and Unifund Financial Technologies, Inc., a Delaware corporation (“New PubCo”), Unifund Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of New PubCo (“Merger Sub”), Unifund Holdings, LLC, a Delaware limited liability company (“Holdings”), Credit Card Receivables Fund Incorporated, an Ohio corporation (“CCRF”), USV, LLC, an Ohio limited liability company (“USV” and, together with Holdings and CCRF, the “Target Companies”), and Everest Consolidator Sponsor, LLC, a Delaware limited liability company (the “Sponsor”).

In connection with the Business Combination, New PubCo and Holdings have filed a registration statement on Form S-4 (File No. 333-273362) relating to the Business Combination with the SEC (as may be amended or supplemented from time to time, the “Registration Statement”), which includes a proxy statement/prospectus that will be sent to all of the Company’s stockholders in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders regarding the proposed Business Combination and related matters, as is described in the Registration Statement, and including a prospectus relating to, among other things, the securities to be issued by New PubCo in connection with the proposed Business Combination. Each of New PubCo and the Company will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC BY THE COMPANY OR NEW PUBCO IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company or New PubCo through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by the Company may be obtained free of charge from the Company’s website at www.belayoneverest.com or by written request to the Company at Everest Consolidator Acquisition Corporation, 4041 MacArthur Boulevard, 4th Floor, Newport Beach, California 92660.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Registration Statement. For information regarding the Company’s directors and executive officers, please see the Company’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by the Company and New PubCo from time to time with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This Current Report on Form 8-K (this “Report”) contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between the Target Company group (referred to herein, collectively, as “Unifund”) and the Company, including statements regarding the parties’ rights and obligations under the terminated Business Combination Agreement (defined below) and the effects of the termination. When used in this Report, the words “estimate,” “project,” “budget,” “expect,” “anticipate,” “forecast,” “plan,” “intend,” “believe,” “seeks,” “may,” “will,” “could,” “predicts,” “potential,” “should,” “future,” “propose,” “continue,” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Although these forward-looking statements are based on assumptions that the Company believes is reasonable, these assumptions may be incorrect and are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include (i) potential litigation involving the Company or Unifund, including the outcome of any legal proceedings that may be instituted against Unifund or the Company related to the business combination agreement or the Business Combination; (ii) the inability of the Company to complete a business combination in a timely manner or at all (including due to any party’s exercise of a termination right, the failure to receive required stockholder approvals, failure to receive governmental or regulatory approvals or the failure of other closing conditions); (iii) the risk that a business combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company; (iv) the inability to recognize the anticipated benefits of a business combination or the failure or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; (v) the inability to obtain or maintain the listing of the Company’s securities on a national securities exchange; (vi) costs related to the terminated Business Combination; (vii) the other risks and uncertainties indicated from in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, and other documents filed (or to be filed) by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and Unifund and the Company assumes no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by securities and other applicable laws.

Item 1.02.	Termination of a Material Definitive Agreement.

As previously disclosed, on May 19, 2023, the Company entered into a business combination agreement (the “Business Combination Agreement”) with the Target Companies and, solely for limited purposes set forth therein, the Sponsor. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Business Combination Agreement.

On October 1, 2024, the Company delivered written notice to the Target Companies of its election to terminate the Business Combination Agreement, effective immediately, pursuant to Section 12.1(f) thereof as a result of the Target Companies’ uncured breach of certain representations, warranties, covenants or agreements under the terms the Business Combination Agreement such that certain conditions to the consummation of the transactions contemplated by the Business Combination Agreement would not be satisfied at the Closing.

The termination of the Business Combination Agreement shall have the effects set forth in Section 12.2 of the Business Combination Agreement.

Upon termination of the Business Combination Agreement, each of the Sponsor Support Agreement, the Holder Support Agreement, and the Contribution and Exchange Agreement also terminated in accordance with their respective terms.

The foregoing description of the Business Combination Agreement is not complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, previously filed as Exhibit 2.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Everest Consolidator Acquisition Corporation

Date: October 3, 2024	By:	/s/ Adam Dooley
	Name:	Adam Dooley
	Title:	Chief Executive Officer